Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 26, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Registration Statement on Form S-1

Filed August 29, 2022

File No. 333-267124

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated September 15, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with exhibits, marked to indicate changes to the Registration Statement as filed with the Commission on August 29, 2022. Amendment No. 1 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement. The terms “Common Shares” and “Common Stock” are used interchangeably to refer to the shares of common stock of the Company.

Registration Statement on Form S-1 filed August 29, 2022

Cover Page

1.

Disclose that the exercise price of the warrants exceeds the market price of the underlying security and disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus as well as pages 13, 29, 64 and 108 of Amendment No. 1.

2.

Please revise the cover page to disclose that you have a majority shareholder and will be a “controlled company” under the NYSE listing rules upon the date you file your first annual report on Form 10-K pursuant to your side letter agreement with the Public Sector Pension Investment Board (“PSP”) at which time PSP is no longer restricted from exercising its voting rights attached to your shares (unless the agreement is terminated and you become a “controlled company” at an earlier date or PSP otherwise disposes of its controlling interest in your shares after any applicable lock-up period). Please ensure this disclosure identifies your controlling shareholder, discloses the controlling shareholder’s total voting power and cross-references a longer discussion of the effects of your status as a “controlled company.”

Response: The Company acknowledges the Staff’s comment. As disclosed in Amendment No. 1, the Company and PSP entered into an amended and restated side letter agreement (the “PSP Side Letter Agreement”) on September 26, 2022, pursuant to which PSP has irrevocably agreed not to exercise in excess of 49.99% of its voting power, directly or indirectly, for so long as it beneficially owns 50% or more of the combined voting power of the Company. The PSP Side Letter Agreement has no defined term and PSP cannot rescind or amend the PSP Side Letter Agreement without the Company’s written agreement. Consequently, PSP has less than 50% of the total voting power attached to the Company’s shares of common stock (including Common Shares underlying Exchangeable Shares). As a result, the Company will not become a “controlled company” under the NYSE listing rules. We also note that under the terms of the PSP Side Letter Agreement, PSP has agreed to vote its shares of common stock in favor of the Company’s nominees to the Company’s board of directors and, therefore, PSP does not have the ability to control the board of directors of the Company. The Company has revised Amendment No. 1 to disclose the terms of the PSP Side Letter Agreement and has filed such agreement as an exhibit to Amendment No. 1. Please see pages 13, 58 and 156 of Amendment No. 1.

Prospectus Summary, page 11

3.

Please revise your prospectus summary to discuss the material terms of the concurrent financing that you have entered into with Lincoln Park under a separate heading. Quantify the percentage of your public float that will become available for resale in the market pursuant to your registration statements.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus and pages 18, 23 and 98 of Amendment No. 1.

Risk Factors

Risks Related to the Offering

Due to the significant number of shares of DPCM Class A Common Stock that were redeemed in connection with the Transaction. . . , page 17

4.

Revise your risk factor, including the caption, to highlight the extent to which the selling securityholders acquired shares of your Common Stock at prices significantly lower than the current public trading price of your Common Shares and, as such, are incentivized to sell at current trading prices because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of Amendment No. 1.

We may issue additional Common Shares or other equity securities without your approval, which would dilute your ownership. . . , page 18

5.

Revise to further illustrate the dilution holders of your Common Shares will experience if Lincoln Park purchases up to $150,000,000 of your Common Shares. Use tabular disclosure to show how the number of shares to be issued will vary depending upon the potential purchase price to be paid by Lincoln Park and disclose the maximum number of shares that may be issued.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 20, 26 and 27 of Amendment No. 1.

D-Wave Systems Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

6.

We note that the projected revenues for 2022 were $11 million, as set forth in the unaudited prospective financial information management prepared and provided to the DPCM Board and DPCM’s financial advisors in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $3.083 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 28 and 107 of Amendment No. 1.

7.

Please revise your discussion about how your registration statements may impact the market price of the company’s Common Stock to highlight the fact that Public Sector Pension Investment Board, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to further highlight that sales pursuant to the Registration Statement and the separate registration statement filed for the resale of Common Shares by Lincoln Park may have an adverse impact on the market price of the Common Shares. Please see page 99 of Amendment No. 1. In addition, the Company advises the Staff, as noted further below in the response to Comment 11, that the Registration Statement has been amended to remove a substantial majority of the Common Shares that PSP would have been able to sell thereunder, such that PSP may only sell 4,362,397, or approximately 7.3%, of its Common Shares, representing approximately 4.0% of the Common Shares outstanding as of August 5, 2022 (in each case including Common Shares underlying Exchangeable Shares).

Liquidity and Capital Resources, page 97

8.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 28, 29, 107 and 108 of Amendment No. 1.

Exhibits

9.

The legal opinion filed as Exhibit 5.1 describes a registration statement relating to the resale of up to 13,621,005 Common Shares that may be issued by the company upon the exercise of options, but the cover page of your registration statement describes the registration of up to 6,589,154 Common Shares issuable upon the exercise of D-Wave Options. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has refiled Exhibit 5.1 with Amendment No. 1 in response to the Staff’s comment.

General

10.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 23, 99 and 160 of Amendment No. 1.

11.

Given the nature of your offering, including, among other things, that a majority of your shares being registered for resale are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationships with some of the selling stockholders as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the transaction is a secondary offering under Securities Act Rule 415(a)(1)(i).

As noted above, the Registration Statement has been amended to remove a substantial majority of the Common Shares that PSP would have been able to sell thereunder, such that PSP may only sell 4,362,397, or approximately 7.3%, of its Common Shares, representing approximately 4.0% of the Common Shares outstanding as of August 5, 2022 (in each case including Common Shares underlying Exchangeable Shares).

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;

•	the circumstances under which the selling stockholders have received the shares;

•	the relationship of the selling stockholders to the issuer;

•	the number of shares being sold;

•	whether the selling stockholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and proposed resale from time to time (the “Offering”) of Common Shares and warrants to purchase Common Shares (the “Warrants”) pursuant to the Registration Statement is not, and should not be considered, a primary offering of the Common Shares and Warrants to the public.

A. How Long the Shares Have been Held

The vast majority of the issued and outstanding Common Shares (including Common Shares underlying Exchangeable Shares) currently held by the selling stockholders (99,736,752 of 108,568,855, or approximately 91.9%) were received as consideration in connection with the Transaction in exchange for securities of D-Wave Systems Inc. (“D-Wave Systems”) held by shareholders and option holders of D-Wave Systems and its predecessors. Such securities of D-Wave Systems were acquired through multiple private placements and equity award grants over the course of several years, dating back to 2003, with the latest round of financing being completed in April 2020. Only a small portion of the outstanding Common Shares held by certain of the selling stockholders (including Common Shares underlying Exchangeable Shares) (5,816,528 of 108,568,855, or approximately 5.4%) were purchased in the financing that was completed in connection with the Transaction (the “PIPE Shares”), which PIPE Shares were purchased for investment purposes primarily by existing long-term investors in D-Wave Systems. Thus, with the exception of a limited number of PIPE Shares that were acquired in connection with the Transaction and the Common Shares issued to Initial Stockholders (3,015,575 of 108,568,855, or approximately 2.8%), the selling securityholders have held an economic interest, and borne the risk of investment, of more than 90% of the securities being registered for resale under the Registration Statement for a significant period of time.

A small number of Common Shares issued to Initial Stockholder (247,500) were issued at fair market value to certain selling stockholders that provided advisory services and/or public relations services to DPCM Capital Inc. in connection with its initial public offering (the “SPAC IPO”). No Common Shares were issued to selling stockholders in lieu of any underwriting services, placement fees or commissions.

The Warrants held by the Sponsor, which are being registered for resale under the Registration Statement and are exercisable for 11,633,061 Common Shares that have been registered for resale under the Registration statement, were issued to the Sponsor for cash consideration in connection with the SPAC IPO, which was completed on October 23, 2020. The D-Wave Warrants, which are exercisable for 2,889,282 Common Shares that have been registered for resale under the Registration Statement, were purchased by an arm’s length third party from D-Wave Systems for investment purposes on November 24, 2020. In addition, the D-Wave Options, which are exercisable for 6,589,154 Common Shares that have been registered for resale under the Registration Statement, were acquired by certain current and former directors and officers of D-Wave Systems and its predecessors as compensation from time to time over the course of 16 years, dating back to 2006.

B. The Circumstances Under Which the Selling Stockholders Received the Shares

As discussed above, the vast majority of the Common Shares that may be resold under the Registration Statement were acquired pursuant to the Transaction in consideration for securities that had been acquired by stakeholders of D-Wave Systems for investment or compensatory purposes over an extended period of time. A small minority of such Common Shares were acquired (i) pursuant to the PIPE Financing or (ii) pursuant to the Transaction in consideration for Founder Shares, which Founder Shares were issued in connection with the SPAC IPO. All of the Warrants that may be resold pursuant to the Registration Statement, or which may be exercised for Common Shares that may be resold pursuant to the Registration Statement, were acquired in connection with the SPAC IPO. In addition, the D-Wave Warrants were acquired by an arm’s length third party for investment purposes, and the D-Wave Options were issued for compensatory purposes. Other than the PIPE Shares, substantially all of the securities in respect of which Common Shares or Warrants were issued in the Transaction were acquired in transactions that were not related to, nor contemplated, the Transaction nor any subsequent primary or secondary offering of securities by the Company. As a result, each of the selling stockholders, including a substantial majority of the PIPE investors that were existing investors in D-Wave Systems, bore the risk that D-Wave Systems or DPCM, as applicable, would not achieve its business objectives for an extended period of time.

C. The Relationship of the Selling Stockholders to the Company

As disclosed in Amendment No. 1, PSP beneficially owns more than 50% of the Company’s Common Shares (including Common Shares underlying Exchangeable Shares), subject to the limitations of the amended and restated PSP Side Letter Agreement described in Amendment No. 1. Each of BDC Capital Inc., Goldman Sachs & Co. LLC and Emil Michael, as a result of his voting control of SPAC Sponsor, is a 5% beneficial holder of the Common Shares, and Mr. Michael is a director of the Company. Each of Alan Baratz, John M. Markovich, Jennifer Houston, Tanya J. Rothe, Victoria Brydon and Steven M. West are current or former directors and/or officers of D-Wave Quantum, and Emerging Company Partners LLC is an entity controlled by Mr. West. The relationship of the other selling stockholders to the Company, primarily by virtue of their relationships with D-Wave Systems or DPCM prior to the Transaction, is described above. The Company has not had, and does not currently have, any underwriting relationship with any of the selling stockholders.

D. The Number of Shares Being Registered

The Company notes that the number of Common Shares to be registered for resale under the Registration Statement has been reduced by 55,068,914 Common Shares, or approximately 50% of the Common Shares outstanding as of the date hereof. Still, the Company acknowledges the large amount of Common Shares proposed to be registered for resale under the Registration Statement. However, the Company does not believe that the amount of Common Shares being registered should result in the recharacterization of a secondary offering as an indirect primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock of an issuer is able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, states:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s shares can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Other than the Purchase Agreement with Lincoln Park Capital Fund, LLC, disclosed in the Registration Statement and which is being registered pursuant to a separate registration statement on Form S-1, the Company is not aware of any agreements or understandings with any person with respect to the distribution of the Common Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods. (emphasis added)

The Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with potential resales under the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition the market for their shares. The mere size of a potential offering alone does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

Notwithstanding the foregoing, while the Company continues to believe that the other factors discussed in this letter support the characterization of the Offering as secondary in nature, as noted above, the Company has significantly reduced the size of the Offering by removing 55,068,914 Common Shares (including Common Shares underlying Exchangeable Shares) from the Registration Statement, such Common Shares constituting approximately 50% of the issued and outstanding Common Shares (including Common Shares underlying Exchangeable Shares) on the date hereof, and representing all of the Common Shares (including Common Shares underlying Exchangeable Shares) beneficially owned by PSP, other than its 4,362,397 PIPE Shares. As is customary in connection with private placements conducted in conjunction with business combinations involving special purpose acquisition companies, all of the PIPE Shares are entitled to be registered pursuant to registration rights contained in the related subscription agreements.

E. Whether the Selling Stockholders are in the Business of Underwriting Securities

The Company is aware that affiliates of one selling stockholder are in the business of underwriting securities and are registered broker-dealers. However, to the Company’s knowledge, the remainder of the selling stockholders are not in the business of underwriting securities or registered broker-dealers, including long-time investors in, and current and former directors, officers and employees of, D-Wave Systems and its predecessors. The Company has not had, and does not currently have, any underwriting relationship with any of the selling stockholders.

F. Whether Under All Circumstances It Appears That the Selling Stockholders are Acting as a Conduit For the Company

The facts and circumstances surrounding the Offering demonstrate that the selling stockholders are not acting as a conduit for the Company in a distribution to the public. Rather, each selling stockholder is acting for its own account as an investor. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•

the vast majority of the Common Shares and Warrants to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of such selling stockholders to invest in D-Wave Systems and its predecessors and/or DPCM, or were issued by D-Wave Systems and its predecessors for compensatory purposes;

•

the selling securityholders, including in respect of the vast majority of Common Shares issued in the PIPE Financing, have borne the risk of investment by holding the securities of D-Wave Systems and its predecessors and/or DPCM for an extended period of time preceding, and prior to any contemplation of, the Transaction;

•

the Company filed the Registration Statement to comply with the provisions set forth in the various agreements it has with the different groups of selling stockholders, including the PIPE Subscription Agreements and the Warrant Agreement, and will receive no proceeds or other financial benefits from any future resale of the securities being registered under the Registration Statement;

•

the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14;

•

notwithstanding the foregoing, the Company has significantly reduced the size of the Offering by removing approximately 50% of the Common Shares (including Common Shares underlying Exchangeable Shares) initially sought to be registered under the Registration Statement; and

•

the selling stockholders are not in the business of underwriting securities and, with the exception of one selling stockholder, are not affiliated with persons in the business of underwriting securities.

Based on the foregoing considerations, we respectfully submit that the selling stockholders are not acting as a conduit for the sale of shares to the public, that the registration of the shares for resale by the selling stockholders pursuant to Amendment No. 1 is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if Amendment No. 1 is declared effective.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Securities and Exchange Commission

Alan Baratz

John M. Markovich

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP